United States securities and exchange commission logo





                               July 16, 2021

       Tan Tran
       Chief Executive Officer
       Vemanti Group, Inc.
       7545 Irvine Center Dr., Ste 200
       Irvine, CA 92618

                                                        Re: Vemanti Group, Inc.
                                                            Amendment No. 4 to
Registration Statement on Form 10-12G
                                                            Filed July 2, 2021
                                                            File No. 000-56266

       Dear Mr. Tran:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       June 23, 2021 letter.

       Amendment No. 4 to Registration Statement on Form 10

       Our Growth Strategies, page 6

   1. We note your response to prior comment 1. Please enhance your disclosure by discussing how the company intends
to structure the    USD-backed stablecoin.    For example, please
                                                        clarify whether the
digital asset would be issued for, and backed by, the U.S. dollar on a
                                                        1:1 basis. In addition,
provide risk factor disclosure regarding the risks associated with blockchain technology
as well as issuing, purchasing, holding, and trading digital assets, including regulatory
risk. Finally, please tell us whether you intend to conduct, or participate in, any
other transactions involving digital assets, including offerings referred
                                                        to as    initial coin
offerings   , and whether you hold, or intend to acquire and hold, digital assets other than
Bitcoin.
 Tan Tran
FirstName  LastNameTan Tran
Vemanti Group,  Inc.
Comapany
July       NameVemanti Group, Inc.
     16, 2021
July 16,
Page  2 2021 Page 2
FirstName LastName
Security Ownership of Certain Beneficial Owners and Management, page 28

2. We note your response to prior comment 4. Please revise the Total Combined Voting
         Power column to reflect the combined percentage voting control rather than the total number of votes.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Joyce Sweeney, Senior Staff Accountant, at (202) 551-3449 or
Christine Dietz, Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff
Attorney, at (202) 551-3334 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Technology
cc:      Cassi Olson